

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

Mr. Tamir Levinas
Chief Executive Officer
ProGaminng Platforms Corp.
60 Mazeh Street, Apartment 12
Tel Aviv, Israel 65789

> **Re:** **ProGaming Platforms Corp.**
> **Item 4.01 Form 8-K**
> **Filed May 5, 2011**
> **Item 4.01 8-K/A**
> **Filed May 17, 2011**
> **File No. 333-168527**

Dear Mr. Levinas:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Laura Veator
Staff Accountant